UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Getaround, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

37427G 101

(CUSIP Number)

Spencer Jackson

General Counsel

Getaround, Inc.

55 Green Street

San Francisco, CA 94111

(415) 295-5725

With a copy to:

William Hughes

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 37427G 101

1	NAMES OF REPORTING PERSONS Samir M. Zaid
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,163,860(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,163,860(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,163,860(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%(1)(2)
14	TYPE OF REPORTING PERSON IN

(1)	Excludes 182,842 and 2,412,097 shares of Common Stock that may be issued to Mr. Zaid and Zaid Holdings LLC, respectively, as Earnout Shares pursuant to the Merger Agreement. See Item 3.
(2)	See Item 5.

CUSIP No. 37427G 101

1	NAMES OF REPORTING PERSONS Zaid Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,767,475(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,767,475(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,767,475(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(1)(2)
14	TYPE OF REPORTING PERSON OO

(1)	Excludes 2,412,097 shares of Common Stock that may be issued to Zaid Holdings LLC as Earnout Shares pursuant to the Merger Agreement. See Item 3.
(2)	See Item 5.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 22, 2022 (the “Schedule 13D”) to correct an error as to the amounts of Earnout Shares disclosed therein and include the correct version of the Letter Agreement, dated as of December 14, 2022, by and among Getaround, Inc., Sam Zaid and Zaid Holdings LLC. Unless otherwise indicated herein, each capitalized term used but not otherwise defined in this Amendment shall have the meaning ascribed to such term in the Schedule 13D. Except as specifically amended by this Amendment, the Schedule 13D is unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The third paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows to correct an error in the number of Earnout Shares that the Reporting Persons received the right to acquire in the Business Combination:

In the Business Combination, Mr. Zaid and Holdings respectively received 361,385 and 4,767,475 shares of Common Stock and the right to acquire up to 182,842 and 2,412,097 Earnout Shares in respect of their shares of Legacy Getaround common stock.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1	Joint Filing Agreement, dated as of December 22, 2022 (incorporated by reference to Exhibit 1 to the Schedule 13D, filed with the SEC on December 22, 2022).

Exhibit 2	Merger Agreement, dated as of May 11, 2022, by and among InterPrivate II Acquisition Corp., TMPST Merger Sub I Inc., TMPST Merger Sub II LLC, and Getaround, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-40152), filed with the SEC on May 13, 2022).

Exhibit 2(a)	Amendment No. 1 to the Agreement and Plan of Merger, dated as of December 8, 2022, by and among InterPrivate II Acquisition Corp., TMPST Merger Sub I Inc., TMPST Merger Sub II LLC, and Getaround, Inc. (incorporated by reference to Exhibit 2.1(a) to the Issuer’s Current Report on Form 8-K (File No. 001-40152), filed with the SEC on December 14, 2022).

Exhibit 3	Amended and Restated Registration Rights Agreement, dated December 8, 2022, by and among Getaround, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-40152), filed with the SEC on December 14, 2022).

Exhibit 4	Letter Agreement, dated as of December 14, 2022, by and among Getaround, Inc., Sam Zaid and Zaid Holdings LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023	/s/ Sam Zaid
Samir M. Zaid

ZAID HOLDINGS LLC

	By:	/s/ Sam Zaid
	Name:	Sam Zaid
	Title:	Member